Exhibit 99.2

Aracruz Celulose S.A.

Condensed Consolidated Financial
Information for the three-month and
six-month periods ended June 30, 2006 and
2005 and Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders

Aracruz Celulose S.A.

Aracruz, Espírito Santo, Brazil

1.                   We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of June 30, 2006 and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2006 and 2005, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2006 and 2005, all expressed in United States dollars. These interim financial statements are the responsibility of the Company’s management.

2.                   We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.                   Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4.                   We have previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein) and, in our report dated January 10, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Rio de Janeiro, Brazil, July 6, 2006

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets (Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	June 30,	December 31,
	2006	2005
Assets

Current assets
Cash and cash equivalents	135,535	34,114
Short-term investments	474,984	521,613
Accounts receivable, net	234,480	253,306
Inventories	204,151	173,873
Deferred income tax	14,805	14,439
Recoverable income and other taxes	107,129	89,727
Prepaid expenses and other current assets	7,306	7,733

	1,178,390	1,094,805

Property, plant and equipment, net	2,078,132	2,068,547

Investment in affiliated company	280,890	298,925
Goodwill	207,050	207,050

Other assets

Advances to suppliers	71,424	64,343
Deposits for tax assessments	22,334	20,476
Recoverable income and other taxes	4,442	3,832
Other	4,758	6,027

	102,958	94,678

Total Assets	3,847,420	3,764,005

	June 30,	December 31,
	2006	2005
Liabilities and Stockholders’ equity

Current liabilities
Suppliers	71,787	84,839
Payroll and related charges	18,826	19,525
Income and other taxes	47,027	21,492
Current portion of long-term debt
Related party	64,171	59,130
Other	56,896	145,276
Short-term debt - export financing and other	4,620	80,496
Accrued finance charges	13,826	7,116
Interest payable on stockholders’ equity	35,570	65,947
Other accruals	15,094	1,344

	327,817	485,165
Long-term liabilities
Long-term debt
Related party	189,686	204,665
Other	971,315	805,620
Deferred income tax	76,291	56,366
Tax assessments and litigation contingencies (Note 8)	242,725	214,596
Suppliers	9,062	9,988
Other	25,823	22,851

	1,514,902	1,314,086

Minority interest	520	331

Stockholders’ equity
Share capital - no-par-value shares authorized, issued and outstanding
Preferred stock
Class A - 38,013,233 shares as of June 30, 2006 and 38,022,178 shares as of December 31, 2005	31,098	31,105
Class B - 539,150,188 shares as of June 30, 2006 and 539,141,243 shares as of December 31, 2005	583,398	583,391
Common stock - 455,390,699 sharesas of June 30, 2006 and December 31, 2005	297,265	297,265
Treasury stock

Class B preferred stock - 1,483,200 shares as of June 30, 2006 and December 31, 2005 and Common stock - 483,114 shares as of June 30, 2006 and December 31, 2005	(2,639)	(2,639)

Total share capital	909,122	909,122

Appropriated retained earnings	1,095,346	1,012,799
Unappropriated retained earnings (loss)	(287)	42,502

	2,004,181	1,964,423

Total Liabilities and Stockholders’ equity	3,847,420	3,764,005

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except

number of shares and per-share amounts)

(Unaudited)

	Three-month period		Six-month period
	ended June 30		ended June 30
	2006	2005	2006	2005

Operating revenues
Sales of eucalyptus pulp
Domestic	16,842	14,537	33,455	27,833
Export	438,328	357,914	867,336	684,434
	455,170	372,451	900,791	712,267

Sales taxes and other deductions	53,154	47,442	109,372	90,439

Net operating revenues	402,016	325,009	791,419	621,828

Operating costs and expenses
Cost of sales	248,668	178,505	498,351	346,917
Selling	18,908	15,429	37,997	30,227
Administrative	11,259	6,981	20,520	13,936
Other, net	5,431	11,008	7,401	16,343

	284,266	211,923	564,269	407,423

Operating income	117,750	113,086	227,150	214,405

Non-operating (income) expenses
Financial income	(21,117)	(46,052)	(107,158)	(69,165)
Financial expenses	36,672	44,545	80,824	74,477
(Gain) loss on currency remeasurement, net	2,067	(19,875)	(6,470)	(18,433)
Other, net		(151)	(2)	(174)

	17,622	(21,533)	(32,806)	(13,295)

Income before income taxes, minority interest and equity in results of affiliated companies	100,128	134,619	259,956	227,700

Income tax expense (benefit)
Current	2,277	53,208	37,116	81,865
Deferred	(8,927)	(5,219)	19,565	(12,125)

	(6,650)	47,989	56,681	69,740

Minority interest	201	39	189	23

Equity in results of affiliated companies	649	30,237	18,035	31,226

Net income	105,928	56,354	185,051	126,711

	Three-month period ended June 30		Six-month period ended June 30
	2006	2005	2006	2005
Basic and diluted earnings per share
Class A preferred stock	0.107	0.057	0.187	0.128
Class B preferred stock	0.107	0.057	0.187	0.128
Common stock	0.097	0.052	0.170	0.116

Weighted-average number of shares outstanding (thousands)
Class A preferred stock	38,018	38,022	38,020	38,022
Class B preferred stock	537,664	537,763	537,660	537,763
Common stock	454,908	454,908	454,908	454,908

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Six-month period
	ended June 30,
	2006	2005

Cash flows from operating activities
Net income	185,051	126,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	107,756	102,998
Equity results of affiliated company	18,035	31,226
Deferred income tax	19,565	(12,125)
Premium on debt prepayment	10,487
Gain on currency remeasurement	(6,470)	(18,433)
(Gain) loss on sale of equipment	(141)	354
Decrease (increase) in operating assets
Accounts receivable, net	13,596	(6,894)
Inventories, net	(30,278)	(27,591)
Recoverable income taxes	(11,534)	(15,589)
Other	21,162	(46,174)
Increase (decrease) in operating liabilities
Suppliers	(16,187)	(9,156)
Payroll and related charges	(1,780)	(834)
Tax assessment and litigation contingencies	34,920	73,127
Accrued finance charges	6,610	729
Other	16,175	12,151

Net cash provided by operating activities	366,967	210,500

Cash flows from investing activities
Short — term investments
Applications	(99,691)	(17,767)
Redemptions	172,057	14,997
Proceeds from sale of equipment	235	81
Investments in affiliate	(25,500)
Additions to property, plant and equipment	(117,419)	(51,800)

Net cash used in investing activities	(44,818)	(79,989)

	Six-month period
	ended June 30,
	2006	2005
Cash flows from financing activities
Short-term debt, net	(75,278)	55,673
Long-term debt
New Borrowings
Other	559,000	25,000
Repayments
Related parties	(31,572)	(26,518)
Other	(490,438)	(31,174)
Dividends and interest on stockholders’ equity paid	(180,951)	(121,411)

Net cash used in financing activities	(219,239)	(98,430)

Effect of exchange rate changes on cash and cash equivalents	(1,489)	3,724

Increase in cash and cash equivalents	101,421	35,805

Cash and cash equivalents, beginning of the period	34,114	36,474

Cash and cash equivalents, end of the period	135,535	72,279

Supplementary cash flow information
Interest paid	35,584	30,203

Income taxes paid	14,700	39,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Unaudited)

	Six-month period		Six-month period
	ended June 30, 2006		ended June 30, 2005
	Shares	US$	Shares	US$

Share capital
Preferred stock — Class A
Balance, January 1	38,022,178	31,105	38,022,178	31,105
Conversion to Class B stock	(8,945)	(7)

Balance, June 30	38,013,233	31,098	38,022,178	31,105

Preferred stock — Class B
Balance, January 1	539,141,243	583,391	539,141,243	583,391
Conversion from Class A stock	8,945	7

Balance, June 30	539,150,188	583,398	539,141,243	583,391

Common stock
Balance, January 1 and June 30	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 and June 30	(1,966,314)	(2,639)	(1,861,114)	(2,288)

Balance carried forward	1,030,587,806	909,122	1,030,693,006	909,473

	Six-month period		Six-month period
	ended June 30, 2006		ended June 31, 2005
	Shares	US$	Shares	US$

Balance brought forward	1,030,587,806	909,122	1,030,693,006	909,473

Appropriated retained earnings
Investments reserve
Balance, January 1		823,434		482,013
Transfer from unappropriated retained earnings		67,113		62,343

Balance, June 30		890,547		544,356

Fiscal-incentive reserve
Balance, January 1		69,300		53,819
Transfer from unappropriated retained earnings		5,648		6,961

Balance, June 30		74,948		60,780

Legal reserve
Balance, January 1		120,065		83,695
Transfer from unappropriated retained earnings		9,786		10,825

Balance, June 30		129,851		94,520

Total balance, June 30		1,095,346		699,656

Unappropriated retained earnings
Balance, January 1		42,502		285,287
Net income		185,051		126,711
Dividends and interest on stockholders’ equity		(145,293)		(119,493)
Transfer to appropriated retained earnings		(82,547)		(80,129)

Balance, June 30		(287)		212,376

Total stockholders’ equity	1,030,587,806	2,004,181	1,030,693,006	1,821,505

The accompanying notes are an integral part of these condensed consolidated financial statements.

Aracruz Celulose S.A.

Notes to Condensed Consolidated Financial Statements

(Expressed in thousands of United States dollars, unless otherwise stated)

(Unaudited)

1              Summary of significant accounting policies

The unaudited condensed consolidated financial statements of Aracruz Celulose S.A. (the “Company”) for the Six-month periods ended June 30, 2006 and 2005 are based upon accounting policies and methods consistent with those used and described in the Company’s annual report. In the opinion of management, the said financial statements include all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first six months of the year may not necessarily be indicative of the results to be expected for the entire year.

The unaudited condensed consolidated interim financial statements do not include all the disclosures required by accounting principles generally accepted in the United States of America (“US GAAP”) and therefore should be read in conjunction with the most recent annual financial statements.

The financial information has been prepared in accordance with US GAAP, which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

In preparing the condensed consolidated interim financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company’s condensed consolidated interim financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.  The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - “Foreign Currency Translation” (“SFAS 52”). The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity, and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

2              Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

SFAS 155:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

e. Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

3            Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2006 and 2005.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Three-month period ended June 30		Six-month period ended June 30
	2006	2005	2006	2005

Income before income taxes, minority interest and equity in results of affiliated companies	100,128	134,619	259,956	227,700

Federal income tax and social contribution at statutory rates	34,043	45,770	88,385	77,418
Adjustments to derive effective tax rate:
Depreciation on difference in asset basis	1,727	2,125	3,296	7,285
Translation effect for the period	(395)	49,376	23,981	47,534
Results in subsidiaries with different tax rates	(33,103)	(28,116)	(35,170)	(41,757)
Interest on stockholders´ equity	(11,677)	(21,973)	(25,606)	(21,973)
Other	2,755	807	1,795	1,233

Income tax (credit) expense in the consolidated statements of income	(6,650)	47,989	56,681	69,740

The major components of the deferred tax accounts in the balance sheet are as follows:

	June, 30	December, 31
	2006	2005

Current Assets

Unrealized profits on intercompany transactions	14,805	14,439

Net Deferred Tax Liability - Long-Term
Foreign exchange variation taxable on cash basis	67,459	43,393
Difference in basis of accounting for long-term investments	77,392	75,733
Tax loss carryfowards from operations in Brazil	(20,581)	(19,029)
Tax loss carryfowards from operations outside Brazil	(107)
Deductible temporary differences - other provisions	(47,872)	(43,731)

Net deferred tax liability — long-term	76,291	56,366

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

4                 Accounts receivable, net

	June, 30	December, 31
	2006	2005
Customers - pulp sales
Domestic	7,992	5,820
Export	212,193	233,164
Advances to suppliers	3,241	4,212
Other	15,167	14,177

Allowance for doubtful accounts	(4,113)	(4,067)

Total, net	234.480	253,306

At June 30, 2006, two unaffiliated customer accounted for 52% of total customer receivables (60% at December 31, 2005) and no other individually accounted for more than 10%.

5                               Inventories

	June, 30	December, 31
	2006	2005

Finished products	140,068	113,282
Raw materials	21,483	21,597
Spare parts and maintenance supplies	42,600	38,994

	204,151	173,873

6       Loans and Financing

Long-term debt

	June, 30	December, 31
	2006	2005

Denominated in Brazilian currency — BNDES term loans with varying interest rates; principally the “Long-term Interest Rate” (TJLP) 7.8% to 10.5% (2005 — 7.8% to 10.5%), due 2006 to 2016	216,878	223,562
Credit Export Note — 100% CDI, due 2008 to 2013	48,266

Denominated in foreign currencies
BNDES Term loans — 8.01 to 9.63% (2005 — 8.51 to 9.51%), due 2006 to 2016	36,979	40,233
International Finance Corporation (IFC) - (2005 - 7.42%) due 2007 to 2014 (*)		50,000
Securitization of export receivables — 6.36% to 7.05% (2005 — 5.98% to 7.05%) due 2006 to 2012	292,238	711,580
Import financing — 4.87% to 6.27% (2005 — 3.82% to 4.47%), due 2006 to 2007	3,707	5,561
Pre-export financing — 5.39% to 6.66% (2005 - 5.02% to 6.10%) due 2010 to 2013	684,000	183,755

	1,016,924	991,129

Total	1,282,068	1,214,691
Less current maturities	(121,067)	(204,406)

	1,161,001	1,010,285

(*) - This loan was prepaid on April 12, 2006, without any gain or loss on the prepayment.

The long-term portion of the Company’s debt at June 30, 2006 becomes due in the following years:

2007	59,039
2008	132,667
2009	105,443
2010	274,064
2011 and thereafter	589,788

Total	1,161,001

As part of management’s liquidity strategy, in March 2006 the Company exercised the right to prepay  the notes issued in February 2002 (See table below). Additionally, the Company made a tender offer  to the holders of notes issued in August 2003 and May 2004 to repurchase such notes, at the discretion of the holders. The table below summarizes such prepayments as well as the premium paid on prepayment:

Emission	Value	Premium paid on debt amortization in advance

February 2002	145,950	2,113
August 2003	176,395	6,976
May 2004	58,000	1,398

	380,345	10,487

The premium paid on the debt amortization in advance was recognized against current earnings in the financial expenses caption.

7                              Stockholders’ equity

Stockholders’ equity included in the financial information presented herein differs from that included in the Company’s statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records.

At June 30, 2006, the statutory reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 1,076 million.

Basic and diluted earnings per share (“EPS”) as of June 30, 2006 and 2005 as presented in the Company’s statement of income have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Class A and Class B preferred stocks do not have voting rights but have priority in the return of capital in the event the Company is liquidated and have the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock.  Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock.   Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A and B preferred stock are not paid dividends for three consecutive years, holders of those stocks are entitled to voting rights until the dividends in arrears for those three years are paid.

The following presents the earnings per share calculations:

	Six-month period ended June 30
	2006	2005

Net income	185,051	126,711

Less priority Class A preferred stock dividends	(948)	(873)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(23,718)	(21,842)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	(160,385)	(103,996)

Weighted average number of shares outstanding (thousands)
Class A preferred	38,020	38,022
Class B preferred	537,660	537,763
Common	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.187	0.128
Class B preferred	0.187	0.128
Common	0.170	0.116

8           Contingencies and Commitments

(a)                        Contingencies

(i)            Labor proceedings

At June 30, 2006, the Company had a total provision recorded for other cases of US$ 17.5 million (US$ 16.7 million in December 31, 2005) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 7.7 million (US$ 7.0 million in December 31, 2005). These proceedings are mainly represented by salary readjustments indexes over specific years questioned by some ex-employees.

(ii)           Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. The Company has been contesting this notification and, at June 30, 2006, has placed approximately US$ 7.8 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iii)          PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At June 30, 2006, the accrual for disputed taxes included US$ 71.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of June 30, 2006 the remaining balance amounted to US$ 24.5 million (US$ 23.5 million as of December, 2005) and is recorded in other current and long-term liabilities.

(iv)           Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. In August 2005, the Company entered into a Term of Settlement with the State of Espírito Santo, pursuant to which it liquidated debts on tax rate differences (“diferencial de alíquota”) in the amount of US$ 55.7 millions. Of this amount, US$ 5.4 millions were paid and US$ 50.3 millions were compensated with accumulated ICMS credits. The legal action referred to above became redundant due to such settlement and, accordingly it was cancelled by the Company.

In September 2005, the government of the State of Espírito Santo passed a new legislation allowing the transfer to other taxpayers of ICMS credits resulting from export sales. The new legislation, as amended in June 2006, sets forth that the assignment of such credits shall be requested by October 31, 2006. The Company envisages good chances of successful negotiation aiming to assign accumulated credits to third parties. In May 2006 the Company assigned credits to third parties in the amount of US$ 592 thousand at a discount of US$ 178 thousand.

As of June 30, 2006, the balance recorded as a tax asset was US$ 138.0 million (US$ 117.3 million as of December 31, 2005), of which the amount of US$ 133.6 million had a provision for loss (US$ 113.5 million as of December 31, 2005).

(v)            Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending of final determination, the Company has accrued a liability of US$ 86.8 million as of June 30, 2006 (US$ 74.4 million to December 2005).

(vi)           Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii)         Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice claiming that social contribution charges should not have been deducted from taxable income when calculating income tax for 2000 and 2001. The accrual amounts to US$ 16.2 million.

In July 2005, the Company reviewed its calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

(viii)        Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The existing accrual at June 30, 2006 is US$ 52.3 million.

The company has a judicial decision suspending the limitation on the use of tax losses to settle tax payables.

(ix)          Others

Based on an analysis of the disputes involved and on consultation with its legal counsel, the Company has recorded additional provisions in the amount of US$ 14.8 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.7 million in escrow accounts as of June 30, 2006.

(b)           Commitments

(i)            Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.2 million at June 30, 2006), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, as of the end of the second quarter of 2006, these invaders still occupy approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of June 30, 2006, during the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 4.4 million.

On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11 thousand hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. The Company will not suffer any significant impact on its business should the supply of timber from those lands be hampered by this demand.

9                                        Fiscal incentives

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued as this point.  Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million. The Company presented its defense in January 2006 and is currently awaiting a decision.

The Company’s management, based on the advice of external legal counsel, believes that the decisions of ADENE and of the Federal Revenue Service do not invalidate the benefits recorded (US$ 75 million on December 31, 2005, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

Starting January 2005 the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.

10                                 Derivative contracts - foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

During the second quarter of 2006 the Company has recognized, as financial result, gains of US$3 million (US$ 21 million in the second quarter of 2005) related to future dollar contracts registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis and as of June 30, 2006 outstanding contracts amounted to US$3 million (US$6 million as of March 31, 2006).

11                                 Geographical information

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Three-month period ended June 30		Six-month period
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005

North America	154,244	138,189	304,344	263,341
Europe	181,464	168,845	352,786	312,937
Asia	97,643	45,758	201,280	97,783
Other	4,977	5,122	8,926	10,373

Total	438,328	357,914	867,336	684,434

Sales to two unaffiliated customers represented 43% of net sales in 2006. Two unaffiliated customers represented 49% in 2005.  No other individual customers represented more than 10% of net sales.

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